Exhibit 10.35

February 14, 2005


VIA HAND DELIVERY


Dr. William A. Carter
President & CEO
Hemispherx Biopharma Inc.
1 Penn Center, Suite 660
1617 JFK Boulevard
Philadelphia, PA 19103


Dear Dr. Carter:

Based on our discussions to date, The Sage Group would like to make the following proposal:

1. R. Douglas Hulse, an Executive Director of The Sage Group, will serve as President and Chief Operating Officer of Hemispherx Biopharma (HEM). In addition, other Sage principals and Senior Directors will be made available to assist as needed. Mr. Hulse will be covered by insurance equal to that of any other officer. Mr. Hulse will spend on average at least 2-21/2days per week on activities related to HEM offices at an appropriate location. The exact responsibilities of the position will be agreed between Dr. William A. Carter, Chairman of HEM, and Mr. Hulse and may be revised from time to time by their mutual consent.

2. The engagement will begin on February 14, 2005 and is expected to continue for a period of eighteen (18) months.

3. Compensation for the activities outlined in Paragraph 1 above will include the issue to Sage Healthcare Advisors, LLC, of a ten year warrant to purchase 250,000 shares of HEM common with a clear path to registration (including at least one piggy-back registration right and one demand) within five (5) business days of the date of this letter, with an exercise price equal to the closing price of HEM common on February 14, 2005, which would vest as follows: 12,500 shares per month of the engagement and a final 25,000 upon completion of the eighteenth month of the engagement. All unvested shares will vest on the purchase of a majority of HEM's assets or equity or a merger with another party during the assignment and within twelve (12) months after the termination of the assignment.

4. In addition, The Sage Group will receive a monthly retainer of $10,000 for the period of the engagement which shall be invoiced on the seventh of each month and paid within fifteen (15) days of invoice receipt.

Dr. William A. Carter
February 14, 2005
Page 2


5. For each calendar year (or part thereof) during which the Agreement is in effect, Sage shall be eligible to be paid an incentive bonus in an amount equal to 0.5% of the Gross Proceeds paid to and received by the Company during such year from any joint ventures or corporate partnering arrangements. For purposes herein, Gross Proceeds shall mean those cash amounts paid to and received by the Company by the other parties to the joint -venture or corporate partnering arrangement, but shall not include
     (i) any amounts paid to the Company as a result of sales of Ampligen or other Company products, whether to such joint venture or partnership, or to third parties; (ii) any amounts paid to the Company as reimbursement of expenses incurred; and (iii) any amounts paid to the Company in consideration for the Company's equity or other securities. After the termination of this Agreement, Sage shall only be entitled to receive the incentive bonus provided for in this subsection based upon Gross Proceeds received by the Company during the 2 year period commencing on the termination of this Agreement with respect to any joint ventures or corporate partnering arrangements entered into by the Company during the term of this Agreement.

6. Starting twelve months after the date of this letter, either party may terminate this agreement by thirty (30) days written notice.

If this proposal is acceptable to you, please sign in the space provided below and return one copy to me.

                                  Yours truly,

                                                       /s/ R. Douglas Hulse
                                                      ----------------------
                                                       R. Douglas Hulse
                                                       Executive Director

AGREED AND ACCEPTED:



/s/ William A. Carter
------------------------------------
Dr. William A. Carter
Chairman & CEO
Hemispherx Biopharma Inc.

February 14, 2005
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Date